Exhibit 99.1

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Price Sensitive Information

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 30 December 2011, PetroChina Company Limited (the “Company”) received the Notice from the National Development and Reform Commission of the People’s Republic of China on Carrying Out Pilot Reform of Natural Gas Price Formation Mechanism in Guangdong Province and Guangxi Zhuang Autonomous Region (Fa Gai Jia Ge [2011] No. 3033) (the “Notice”). Pursuant to the Notice, a pilot reform of natural gas price mechanism has been carried out in Guangdong Province and Guangxi Zhuang Autonomous Region since 26 December 2011.

The general ideas of this pilot reform on price are as follows: (i) to change the current prevailing cost-plus pricing method to netback market value pricing method, as well as to choose the pricing reference point and a variety of alternative energy in order to establish a inter-link system between prices of natural gas and alternative energy; (ii) to determine the price of natural gas at city gate station in each province, region or city based on the pricing reference point rates and taking into account the principal flow of natural gas market resources and pipage; (iii) to implement a dynamic adjustment mechanism for the price of natural gas at city gate station to adjust the price once a year according to the price change of alternative energy and gradually switching to twice a year or even once a quarter; and (iv) to relax the manufacturer’s price of shale gas, coal seam gas, coal gas and other non-conventional natural gas and adopt market adjustment.

On 5 January 2012, the Company received the Notice from the Ministry of Finance of the People’s Republic of China (“MOF”) on the Increase of the Threshold of the Special Oil Income Levy (Cai Qi [2011] No. 480). Pursuant to this notice, as approved by the State Council, MOF has decided to increase the threshold of the special oil income levy to US$55, with effect from 1 November 2011. Notwithstanding such adjustment, the special oil income levy will continue to have 5 levels and will be calculated and charged according to the progressive and valorem rates on the excess amounts. The special oil income levy will be calculated on a monthly basis and collected on a quarterly basis. Details of the level of the special oil income levy are as follows:

Crude oil prices (US$/barrel)	Level of levy
55-60 (inclusive)	20%
60-65 (inclusive)	25%
65-70 (inclusive)	30%
70-75 (inclusive)	35%
Over 75	40%

Following the increase of the special oil income levy threshold, the Notice from MOF on Printing and Issuing the Management Rules on the Imposition of Special Oil Income Levy (Cai Qi [2006] No.72) shall continue to apply to other issues relating to the collection and management of the special oil income levy.

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, the PRC

5 January 2012

As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

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